Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER  •  FINANZBERICHT

Novartis delivers strong sales performance in third quarter driven by growth products’ momentum; innovation newsflow reinforces growth prospects

•	Group net sales up 4% (+6% cc1) to USD 14.3 billion in third quarter and up 2% (+4% cc) in first nine months; all divisions contributed to growth

o	Core operating income of USD 3.6 billion (-5%, +1% cc) in the quarter; USD 11.1 billion (-1%, +3% cc) in nine months

o	Negative currency impact of 6 percentage points on third quarter core operating income from weakened yen and weakening emerging market currencies

o	Core EPS was USD 1.26 (-4%, +1% cc) in the quarter, USD 3.88 (-1%, +4% cc) in nine months

o	Strong free cash flow of USD 3.5 billion (+1%) in the quarter; USD 6.6 billion (-16%) in nine months

•	Underlying business (excluding the impact of patent expiries2) demonstrated strong growth

o	Underlying net sales grew 10% (cc) in third quarter, 8% (cc) in nine months

o	Underlying core operating income up 12% (cc) in third quarter, 16% (cc) in nine months

•	Positive regulatory decisions and data highlight industry-leading R&D productivity and pipeline potential

o	EU and Japan approved Ultibro (QVA149) in COPD and EU approved Ilaris in active systemic juvenile idiopathic arthritis; FDA expanded age indication for Menveo

o	Novartis received third FDA Breakthrough Therapy designation in 2013 with BYM338 in sporadic inclusion body myositis, a degenerative muscle disease

o	Phase III data on omalizumab in chronic spontaneous urticaria, AIN457 in psoriasis, RLX030 in acute heart failure, and QVA149 in COPD demonstrate progress in areas of high unmet need

•	Strong execution on growth products and expansion in Emerging Growth Markets help mitigate competitive pressure and drive performance for the Group

o	Growth products3 grew 17% to USD 4.6 billion or 32% of Group net sales in third quarter; up 15% to USD 13.3 billion in nine months

o	Emerging Growth Markets up 9% (cc) in the quarter, led by China (+18% cc), Russia (+15% cc)

•	2013 Group outlook increased: Sales outlook upgraded to low to mid-single digit growth (cc) and core operating income increased to be in line or better than previous year (cc)4

Key figures

	Q3 2013	Q3 2012	5	% change		9M 2013	9M 2012	5	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	14 338	13 807		4	6	42 842	41 845		2	4
Operating income	2 671	2 948		-9	-2	8 537	8 792		-3	3
Net income	2 264	2 417		-6	1	7 234	7 361		-2	5
EPS (USD)	0.91	0.99		-8	0	2.92	3.01		-3	4
Free cash flow	3 543	3 503		1		6 626	7 870		-16
Core
Operating income	3 621	3 810		-5	1	11 090	11 248		-1	3
Net income	3 103	3 201		-3	3	9 578	9 534		0	5
EPS (USD)	1.26	1.31		-4	1	3.88	3.91		-1	4
1 Constant currencies (cc), core results, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 45 of the Condensed Interim Financial Report.
2 Impact of generics was approximately USD 0.5 billion & USD 1.8 billion, in quarter 3 and in nine months respectively
3 Growth products are defined on page 2.
4 Based on modeling assumption that the launch of a generic Diovan monotherapy in the US will not happen in 2013.
5 Restated as explained in the Condensed Interim Financial Report on pages 36 and 71.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, October 22, 2013 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered strong sales performance in the third quarter, with all divisions contributing to growth. We achieved impressive momentum in innovation, and set an industry record with our third FDA Breakthrough Therapy designated product of the year for BYM338 in a degenerative muscle disease. Our strategy of leading through science-based innovation is the right one for the business, for patients, and for our shareholders.”

•	Juergen Brokatzky-Geiger moves to a new position as Global Head of Corporate Responsibility, effective February 26, 2014, having built a strong human resources function over the last ten years.

•
Steven Baert is named Head of Group Human Resources, reporting to Joe Jimenez and serving as a Novartis Executive Committee member, effective February 26, 2014. Baert is currently Head of Human Resources in Novartis Oncology.

GROUP REVIEW

Third quarter

Group net sales grew on strong execution of growth products1
Group net sales increased 4% (+6% cc) to USD 14.3 billion in the third quarter, with all divisions contributing to growth in constant currencies. Currency had a negative impact of 2 percentage points, mainly from the weakened yen and weakening emerging market currencies.

Excluding the impact of patent expiries, underlying net sales grew 10% in constant currencies. This performance was fueled by growth products, which contributed USD 4.6 billion or 32% of Group net sales, up 17% over the prior-year period. Generics impacted sales by approximately USD 0.5 billion, mainly due to Diovan and Zometa. Sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy in the US.

Group operating income decreased 9% (-2% cc) to USD 2.7 billion. The negative currency impact of 7 percentage points was greater than the currency impact on sales, as the yen and emerging market currencies represent a larger proportion of operating income than sales. Operating income margin declined 2.8 percentage points to 18.6% of net sales mainly due to the currency impact and favorable exceptional items in the prior year.

Core operating income was down 5% (+1% cc) to USD 3.6 billion, which is consistent with the full year guidance we issued in the second quarter. This decline was primarily due to the impact of generic erosion, increased investment in multiple promising pipeline projects and higher cost of goods sold over a low prior-year base. Core operating income margin in constant currencies decreased by 1.4 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decline of 2.3 percentage points to 25.3% of net sales. The decline in core operating income was less than the decline in reported operating income due to higher exceptional income in the prior year. The adjustments made to Group operating income to arrive at core operating income amounted to USD 950 million (2012: USD 862 million).

Excluding the impact of generic competition, core operating income grew 12% in constant currencies.

Group net income of USD 2.3 billion was down 6% (+1% cc), a lower decline than operating income, principally due to higher income from associated companies and lower taxes. EPS was down 8% (0% cc) to USD 0.91, mainly due to a negative currency impact, and in line with net income.

Group core net income of USD 3.1 billion was down 3% in USD, but up 3% in constant currencies. Core EPS declined 4% (+1% cc) to USD 1.26, largely in line with core net income.

Pharmaceuticals net sales reached USD 7.9 billion (+1%, +4% cc) in the third quarter, driven by strong volume growth (+10 percentage points) and pricing (+1 percentage point), partly offset by the impact of generic competition (USD 0.5 billion, -7 percentage points). Growth products, including Gilenya, Afinitor, Tasigna, Galvus, Xolair, the Q Family2 and Jakavi, together generated USD 3.1 billion or 39% of division net sales, up 28% in constant currencies over the prior-year period.

1 “Growth products” comprise products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months). The definition of growth products is maintained in all comparisons to prior year.
2 The Q Family includes Arcapta Neohaler/Onbrez Breezhaler, Seebri Breezhaler and the soon to be launched Ultibro Breezhaler.

Pharmaceuticals operating income declined 10% (-5% cc) to USD 2.3 billion, driven by the impact of generic erosion, increased investment in multiple promising pipeline projects (mainly in oncology, heart failure and respiratory), as well as higher cost of goods sold (mainly driven by low prior-year production write-offs and increased Gilenya royalties). Core operating income declined 10% (-4% cc) to USD 2.3 billion. Core operating income margin in constant currencies declined 2.8 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 3.7 percentage points to 29.7% of net sales.

Alcon net sales amounted to USD 2.5 billion (+3%, +6% cc) in the third quarter, benefitting from strong growth in the Surgical franchise (+5%, +9% cc). Surgical performance was driven by the Cataract segment, with the continued procedural market rebound and overall market share gains, as well as by continued demand for LenSx femtosecond laser technology. Ophthalmic Pharmaceuticals (+3%, +5% cc) was driven by market share gains across fixed dose combination glaucoma and Infection/Inflammation products, offset by US generic prostaglandin competition. Vision Care also grew (+1%, +3% cc), with solid sales in contact lenses partially offset by flatness in contact lens care products.

Alcon operating income was USD 251 million (-30%, -15% cc). Adjustments made to arrive at core operating income were USD 60 million higher than in the prior year mainly due to higher integration costs, restructuring and incremental amortization charges. Core operating income was USD 874 million (-5%, +1% cc). Core operating income margin in constant currencies decreased by 1.8 percentage points mainly due to one-time other revenues and favorable accounting adjustments in the prior year; currency had a negative impact of 1.3 percentage points, resulting in a net decrease of 3.1 percentage points to 34.4% of net sales.

Sandoz net sales increased by 11% (+11% cc) to USD 2.3 billion in the third quarter. Volume grew 17 percentage points, including 4 percentage points contributed by Fougera, which more than offset price erosion of 6 percentage points. Retail generics and biosimilars sales in the US, Western Europe (excluding Germany) and emerging markets showed double-digit growth. Sandoz continued to strengthen its global leadership position in biosimilars (USD 106 million, +25% cc) in the third quarter, achieving its second straight quarter of biosimilars sales over USD 100 million.

Sandoz operating income was USD 242 million (-3%, +2% cc). Core operating income increased by 5% (+8% cc) to USD 377 million. The difference between reported and core operating income growth was mainly driven by an exceptional income in the previous year. Core operating income margin in constant currencies decreased by 0.4 percentage points, mainly driven by the high-margin authorized generic launch of valsartan HCT in the prior-year quarter; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.9 percentage points to 16.6% of net sales.

Vaccines and Diagnostics net sales increased 2% (+1% cc) to USD 594 million, driven by Menveo sales, partially offset by a later start to the supply for the US flu season. Operating income was USD 33 million compared to a loss of USD 22 million in the 2012 period. Core operating income increased to USD 90 million from USD 34 million in the prior year.

Consumer Health, which comprises OTC and Animal Health, saw net sales grow 11% (+12% cc) to USD 1.0 billion in the third quarter, mainly driven by strong performance of key brands globally and product re-launches in the US. Operating income increased to USD 90 million from USD 48 million in the prior-year period. Core operating income grew 43% (+49% cc) to USD 110 million. Core operating income margin in constant currencies increased 2.7 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 2.4 percentage points to 10.6% of net sales.

Nine months

Strong net sales performance offset impact of patent expiries
Group net sales increased to USD 42.8 billion in the first nine months, up 2% (+4% cc) over the prior-year period. Currency had a negative impact of 2 percentage points, mainly from the weakening yen and emerging market currencies against the US dollar.

Excluding the impact of patent expiries, underlying sales grew 8% in constant currencies. Growth products contributed USD 13.3 billion or 31% of Group net sales, up 15% over the prior-year period. Generics impacted sales by approximately USD 1.8 billion, mainly due to Diovan and Zometa. US sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy.

Group operating income was USD 8.5 billion (-3%, +3% cc). The negative currency impact of 6 percentage points was greater than the currency impact on sales, as the yen and emerging market currencies represent a larger proportion of operating income than sales. Operating income margin declined 1.1 percentage points to 19.9% of net sales, mainly due to a negative currency impact.

Core operating income was USD 11.1 billion (-1%, +3% cc). Core operating income margin in constant currencies decreased by 0.4 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.0 percentage points to 25.9% of net sales. The adjustments made to Group operating income to arrive at core operating income amounted to USD 2.6 billion (2012: USD 2.5 billion).

Excluding the impact of generic competition, core operating income grew 16% in constant currencies.

Group net income of USD 7.2 billion was down 2% (+5% cc), a lower decline than operating income, principally due to higher income from associated companies and lower taxes.

EPS was down 3% (+4% cc) to USD 2.92, mainly due to a negative currency impact.

Group core net income was USD 9.6 billion (0%, +5% cc). Core EPS was USD 3.88 (-1%, +4% cc), largely following core net income.

Pharmaceuticals delivered net sales of USD 23.9 billion (0%, +3% cc) in the first nine months, with strong volume growth (+9 percentage points) and pricing (+1 percentage point) offset by the impact of generic competition (USD 1.7 billion, -7 percentage points). Growth products contributed USD 9.0 billion or 38% of division net sales in the first nine months, up 27% in constant currencies over the same period last year.

Pharmaceuticals operating income was USD 7.4 billion (-4%, 0% cc). Core operating income declined 7% (-2% cc) to USD 7.4 billion. Core operating income margin in constant currencies declined by 1.6 percentage points, mainly due to pipeline investments; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.3 percentage points to 30.9% of net sales.

Alcon net sales were USD 7.8 billion (+3%, +5% cc) in the first nine months. The Surgical franchise grew 3% (+6% cc), driven by procedure growth, market share gains, and demand for LenSx femtosecond technology. Ophthalmic Pharmaceuticals growth (+2%, +5% cc) was due to broad market share gains across key segments, but was impacted by generic competition in the Glaucoma segment. Vision Care grew (+2%, +3% cc), with strong sales in contact lenses balanced by softness in sales of contact lens care products.

Alcon operating income of USD 1.1 billion (-7%, +6% cc) was driven by sales growth and productivity gains, partially offset by integration and restructuring charges. Core operating income increased to USD 2.8 billion (+2%, +7% cc), generating operating leverage for the first nine months. Core operating income margin in constant currencies increased by 0.7 percentage points; currency had a negative impact of 1.0 percentage points, resulting in a net decrease of 0.3 percentage points to 36.3% of net sales.

Sandoz net sales increased by 7% (+7% cc) to USD 6.7 billion as a result of double-digit retail generics and biosimilars sales increases in Western Europe (excluding Germany), Japan and emerging markets. Biosimilars accounted for USD 301 million (+22% cc) of net sales globally. Volume increased 17 percentage points, including 6 percentage points contributed by Fougera, more than offsetting price erosion of 10 percentage points, driven primarily by higher prior-year pricing for enoxaparin (generic Lovenox®).

Sandoz operating income decreased by 7% (-5% cc) to USD 752 million. Core operating income grew by 7% (+8% cc) to USD 1.2 billion. The difference between reported and core operating income growth was driven by higher exceptional items compared to the previous year. Core operating income margin in constant currencies increased by 0.2 percentage points, benefitting from the addition of the Fougera business, which offset the sharp decline in US enoxaparin sales, as well as from strong sales in several high-margin markets. Currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.1 percentage points to a core operating income margin of 17.3% of net sales.

Vaccines and Diagnostics net sales were USD 1.3 billion (+8%, +8% cc) for the first nine months, up from USD 1.2 billion in 2012, driven primarily by bulk pediatric shipments, US and UK pre-pandemic contracts, and Menveo. Operating loss was reduced to USD 207 million from USD 291 million in the 2012 period. Core operating loss was USD 28 million compared to USD 174 million in 2012.

Consumer Health net sales increased 9% (+10% cc) to USD 3.0 billion, with both OTC and Animal Health contributing to growth. Operating income increased 117% (+119% cc) to USD 130 million from USD 60 million in the prior-year period. Core operating income increased 75% (+77% cc) to USD 238 million. Core operating income margin in constant currencies increased 3.0 percentage points; currency had no impact, resulting in a net increase of 3.0 percentage points to 7.9% of net sales.

Executing on innovation, growth and productivity

A consistent focus on three priorities – innovation, growth and productivity – guides every aspect of our long-term strategy. By executing on this strategy, we have been able to bring new, high-quality medicines, medical devices and vaccines to patients in need, while rejuvenating the portfolio and optimizing shareholder returns. In the third quarter, we made progress in each of our priority areas, strengthening our leadership positions across high-growth segments of the healthcare industry.

Innovation: Reached significant milestone with third FDA Breakthrough Therapy in 2013

The third quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Ultibro approved in EU and Japan for COPD
The European Commission (EC) approved Ultibro Breezhaler (QVA149) as a once-daily treatment to relieve symptoms in adult patients with chronic obstructive pulmonary disease (COPD). In Japan, the Ministry of Health, Labour and Welfare (MHLW) approved Ultibro Inhalation Capsules, delivered through the Breezhaler device, to relieve symptoms in COPD.

•	Ilaris approved in EU to treat active systemic juvenile idiopathic arthritis
Ilaris (canakinumab) was approved by the EC for the treatment of active systemic juvenile idiopathic arthritis (SJIA), a serious form of childhood arthritis.

•	FDA approved Menveo for infants as young as 2 months
The FDA expanded the age indication for Menveo (meningococcal serogroup A, C, W-135 and Y conjugate vaccine) to include infants and toddlers from two months of age.

•	Alcon received US and EU approval to launch Centurion and Verion
Alcon secured regulatory clearances in the US and EU to permit the launch of two components of its next-generation cataract refractive suite: Centurion, a new phacoemulsification platform which provides enhanced ocular safety through better fluidics control, and Verion, which facilitates planning and automating key steps of the surgical procedure. Together, Centurion and Verion offer cataract surgeons the possibility to significantly improve patient outcomes and optimize patient management.

•	Allegretto WAVE Eye-Q 400Hz Excimer Laser approved in US
Alcon’s Allegretto WAVE Eye-Q 400Hz Excimer Laser received US approval for refractive surgery. The laser system includes a unique illumination system as an integral part of the device – along with a revised stability concept – that enables barrier-free treatment as well as reliable post-surgery examination of the patient’s cornea.

Regulatory submissions and filings

•	Breakthrough Therapy designation granted for BYM338 in degenerative muscle disease
The FDA designated BYM338 (bimagrumab) a Breakthrough Therapy for the treatment of sporadic inclusion body myositis, a rare, yet potentially life-threatening, muscle-wasting condition. BYM338 is the third Novartis investigational treatment this year to receive Breakthrough Therapy designation.

•	Phase III data on omalizumab in CSU supported filings in US, EU, Switzerland
New results from the Phase III ASTERIA I study showed that omalizumab (sold as Xolair for treatment of moderate to severe persistent allergic asthma) was nearly twice as effective as placebo in reducing itch and hives in patients with chronic spontaneous urticaria (CSU), a chronic and debilitating disease.

Results from important clinical trials and other highlights

•	AIN457 beat standard of care in head-to-head Phase III psoriasis study
Data from the Phase III FIXTURE study in moderate-to-severe plaque psoriasis demonstrated that AIN457 (secukinumab) is significantly superior to standard of care etanercept (Enbrel®) in clearing skin. The FIXTURE study, part of the largest clinical trial program completed in moderate-to-severe plaque psoriasis, met all primary and pre-specified key secondary endpoints.

•	Phase III RLX030 results showed improved mortality across multiple subgroups
A new analysis of the Phase III RELAX-AHF study demonstrated that RLX030 (serelaxin), designated by the FDA as a Breakthrough Therapy in acute heart failure (AHF), consistently improved symptoms and mortality across multiple subgroups of patients. If approved, RLX030 would be the first significant treatment advance for AHF patients in 20 years.

•	New data on Ultibro Breezhaler showcased at European Respiratory Society
New analyses from the Phase III IGNITE clinical trial program showed that Ultibro Breezhaler provides superior, rapid and sustained improvements in lung function and significantly reduces shortness of breath versus comparator therapies.

•	New data presented at EURETINA reinforced efficacy and safety profile of Lucentis
VERO analysis of real-world treatment patterns for Lucentis (ranibizumab) and aflibercept (Eylea®) in wet age-related macular degeneration showed that physicians use the treatments in a similar way, giving patients an average of 4.9 injections of Lucentis and 5.2 injections of aflibercept to achieve the same level of efficacy.

•	Data showed that Gilenya can reduce brain volume loss and relapse risk in MS
New four-year data from the pivotal FREEDOMS studies showed that continued treatment with Gilenya (fingolimod) reduced brain volume loss in multiple sclerosis (MS) patients compared to delaying treatment with Gilenya by two years. Separately, a new analysis of patient data from an international MS registry and US health claims database showed that treatment with Gilenya reduced the annualized relapse rate by approximately 50% compared to standard therapy with an interferon or glatiramer acetate treatment.

•	Afinitor study in liver cancer did not meet primary endpoint of overall survival
Results from the Phase II EVOLVE-1 study did not show that Afinitor (everolimus) provides a survival benefit for patients with locally advanced or metastatic hepatocellular carcinoma after progression on or intolerance to sorafinib. These results do not impact the use of Afinitor in other approved indications, and Novartis continues to study everolimus in other disease areas.

•	Global licensing and research collaboration announced in cell therapy space
A new exclusive global licensing and research collaboration was announced with Regenerex LLC, a biopharmaceutical company, for use of the company’s novel Facilitating Cell Therapy platform, which has been investigated in kidney transplantation and may have curative potential for multiple underserved diseases.

Growth: Strong commercial execution and global presence continued to drive growth

In the third quarter, key growth drivers – including growth products like Gilenya, Afinitor, Tasigna, Galvus, Lucentis and Xolair, as well as biosimilars and Emerging Growth Markets – continued to demonstrate the strength of our portfolio across disease areas and geographies. Highlights are included below.

Key growth products

•
Gilenya (USD 518 million in the third quarter, +63% cc; USD 1.4 billion in the first nine months, +66% cc), our breakthrough oral MS therapy, grew worldwide, including in the US, despite competitive pressures.

•	Afinitor (USD 337 million in the third quarter, +65% cc; USD 948 million in the first nine months, +83% cc) continued to deliver solid growth over the prior-year period.

•
Tasigna (USD 315 million in the third quarter, +25% cc; USD 914 million in the first nine months, +33% cc) continued to gain market segment share in the third quarter, driving growth in our CML franchise (which includes Gleevec/Glivec in addition to Tasigna).

•	Galvus (USD 316 million in the third quarter, +46% cc; USD 872 million in the first nine months, +41% cc), our oral type 2 diabetes treatment, delivered strong double-digit growth across markets.

•
Lucentis (USD 581 million in the third quarter, -1% cc; USD 1.8 billion in the first nine months, +1% cc) delivered double-digit volume growth in the third quarter, offset by a negative pricing impact, mainly due to one-time reductions required to secure reimbursement for new indications. Together with competitive pressure in certain markets, this resulted in slightly lower sales than in the previous-year quarter.

•	Xolair (USD 151 million in the third quarter, +13% cc; USD 440 million in the first nine months, +20% cc), our severe allergic asthma treatment, grew consistently in the third quarter.

•
The Q Family (USD 64 million in the third quarter, +103% cc; USD 172 million in the first nine months, +84% cc), which includes Arcapta Neohaler/Onbrez Breezhaler, Seebri Breezhaler and the newly approved Ultibro Breezhaler, grew triple-digits, reinforcing the strength of our once-daily COPD portfolio.

•
Biosimilars (USD 106 million in the third quarter, +25% cc; USD 301 million in first nine months, +22% cc) continued to grow at a strong double-digit rate in the quarter, reinforcing Sandoz global leadership position.

Emerging Growth Markets

•
Net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – grew 9% (cc) in the third quarter, contributing USD 3.6 billion or 25% to Group net sales. In the first nine months, Emerging Growth Markets were up 10% (cc) to USD 10.8 billion.

•	In China, net sales performance was strong across the portfolio, up 18% (cc) in the quarter and up 21% (cc) in the first nine months.

•	Russia net sales were up 15% (cc) in the third quarter and 22% (cc) in the first nine months.

Productivity: Continued focus on efficiency to support reinvestment in the business

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as our manufacturing network and supporting infrastructure.

•	In Procurement, our focus on leveraging our scale generated savings of approximately USD 375 million in the third quarter and USD 980 million in the first nine months.

•
We continued to optimize our Marketing & Sales function by reallocating resources and streamlining processes while investing in new launches for growth products. In the third quarter, Marketing & Sales spend in constant currencies decreased as a percentage of net sales to 24.3% from 24.6% in the prior-year period.

•
We continued to optimize our manufacturing footprint in the third quarter, increasing capacity utilization and shifting strategic production to Technology Competence Centers. Related to this initiative, we recorded exceptional charges of USD 26 million in the third quarter and USD 112 million in the first nine months. This brings total charges to USD 512 million cumulatively since the program began in the fourth quarter of 2010.

In the third quarter, our productivity initiatives generated gross savings that contributed approximately USD 730 million. We are on track to achieve our productivity target of 3% to 4% of net sales in 2013.

Quality: Aggressive management of quality remediation

Novartis continues to focus on optimizing technical capabilities and instilling a sustainable culture for quality and compliance across the network. There were a total of 66 global health authority inspections during the third quarter (212 in the first nine months), 11 of which were conducted by the FDA (32 in the first nine months). All FDA inspections in the third quarter were assessed as good or satisfactory. These inspections, coupled with our metrics and quality indicators, confirm that our intense focus on quality systems upgrades continues to result in progress.

Free cash flow

Free cash flow of USD 3.5 billion for the third quarter was 1% above the previous year, mainly due to improved cash collection and inventory reduction, partially offset by increased spend on property, plant and equipment and by lower proceeds from disposals. For the first nine months, free cash flow of USD 6.6 billion was 16% below the prior year. Aside from the significant currency impact, major reasons for the decline were receivables partially driven by collection timing and increased capital investments in manufacturing and research facilities.

Capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a strong capital structure will remain a priority in the future.

During the first nine months of 2013, approximately 30 million shares were issued as a result of options exercised related to employee participation programs and repurchases of employee shares, resulting in a cash inflow of USD 1.4 billion. Novartis is mitigating the dilutive impact of these programs on an ongoing basis and has already re-purchased 26 million shares (USD 1.9 billion) on the SIX Swiss Exchange first trading line year to date.

As of September 30, 2013, net debt stood at USD 11.4 billion, compared to USD 11.6 billion at December 31, 2012. Free cash flow of USD 6.6 billion generated in the first nine months equaled the dividend payment of USD 6.1 billion in the first quarter and year-to-date net share repurchases of USD 0.5 billion. A USD 2.0 billion bond issued in 2010 was repaid at maturity during the second quarter.

2013 Group outlook

Barring unforeseen events, 2013 Group outlook increased

We have raised our outlook for 2013 performance to reflect strong growth products momentum at Pharmaceuticals and a lower impact from generic competition, now expected to amount to USD 2.3 billion, compared to our assumption of USD 2.7 billion in July and USD 3.5 billion in January. This reduction is mostly due to the continued absence of generic competition for Diovan monotherapy in the US. While this delay is expected to provide upside in reported sales and operating income in 2013, we expect the benefit to reverse and result in higher generic erosion in 2014. We now assume in our outlook for modeling purposes that the launch of a generic Diovan monotherapy in the US will not happen in the fourth quarter of 2013.

Group net sales in 2013 are expected to grow at a low- to mid-single digit rate in constant currencies.

Group core operating income in 2013 is now expected to be in line or better than previous year in constant currencies, resulting from the benefit of lower generic competition partially offset by increased investment into our pipeline and launches.

During the third quarter, the US dollar strengthened against many currencies, especially emerging market currencies. If September average exchange rates prevail for the remainder of the year, there would be a negative impact of approximately 2% on sales and approximately 6% on operating income for the full year (with core operating income negatively impacted by approximately 5%).

10

Summary Financial Performance

Group
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 338	13 807	4	6	42 842	41 845	2	4
Operating income	2 671	2 948	-9	-2	8 537	8 792	-3	3
As % of net sales	18.6	21.4			19.9	21.0
Core operating income	3 621	3 810	-5	1	11 090	11 248	-1	3
As % of net sales	25.3	27.6			25.9	26.9

Pharmaceuticals
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 893	7 783	1	4	23 891	23 877	0	3
Operating income	2 267	2 531	-10	-5	7 363	7 674	-4	0
As % of net sales	28.7	32.5			30.8	32.1
Core operating income	2 345	2 597	-10	-4	7 390	7 932	-7	-2
As % of net sales	29.7	33.4			30.9	33.2

Alcon
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 539	2 460	3	6	7 841	7 649	3	5
Operating income	251	360	-30	-15	1 060	1 142	-7	6
As % of net sales	9.9	14.6			13.5	14.9
Core operating income	874	923	-5	1	2 843	2 799	2	7
As % of net sales	34.4	37.5			36.3	36.6

Sandoz
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 273	2 044	11	11	6 748	6 315	7	7
Operating income	242	250	-3	2	752	807	-7	-5
As % of net sales	10.6	12.2			11.1	12.8
Core operating income	377	358	5	8	1 168	1 089	7	8
As % of net sales	16.6	17.5			17.3	17.2

Vaccines and Diagnostics
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	594	582	2	1	1 332	1 230	8	8
Operating income/loss	33	-22	nm	nm	-207	-291	29	28
As % of net sales	5.6	-3.8			-15.5	-23.7
Core operating income/loss	90	34	165	145	-28	-174	84	83
As % of net sales	15.2	5.8			-2.1	-14.1
nm = not meaningful

Consumer Health
	Q3 2013	Q3 2012	% change		9M 2013	9M 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 039	938	11	12	3 030	2 774	9	10
Operating income	90	48	88	99	130	60	117	119
As % of net sales	8.7	5.1			4.3	2.2
Core operating income	110	77	43	49	238	136	75	77
As % of net sales	10.6	8.2			7.9	4.9

A condensed interim financial report with the information listed in the index below can be found at http://www.novartis.com/downloads/investors/financial-results/quarterly-results/2013-10-interim-financial-report-en.pdf.

Novartis Q3 and 9M 2013 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “momentum,” “prospects,” “pipeline,” “potential,” “Breakthrough Therapy,” “outlook,” “to be,” “strategy,” “potentially,” “investigational,” “would,” “may,” “expected,” “promising,” “launch,” “planned,” “launched,” “target,” “modeling,” “will,” “launches,” “underway,” “may,” “positive opinion,” “on track,” “expect,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection and exclusivity on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the resolution of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the completion of efforts to restart production of certain products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska, and the restructuring efforts at that site; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 133,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
November 22, 2013                                      Novartis Investor Day in London
January 29, 2014                                          Fourth quarter and full year results 2013
February 25, 2014                                        Annual General Meeting
April 24, 2014                                               First quarter results 2014